SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

K-Sea Transportation Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

48268Y 10 1

(CUSIP Number)

KA First Reserve, LLC

1800 Avenue of the Stars, Second Floor

Los Angeles, CA 90067

Attn: Mr. David J. Shladovsky

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON KA First Reserve, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,416,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,416,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,416,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON FR KA Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,416,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,416,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,416,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS wc
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,416,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,416,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,416,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,416,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,416,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,416,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,416,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,416,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,416,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON KA Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,416,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,416,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,416,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON Kayne Anderson Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,416,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,416,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,416,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Kayne Anderson Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,416,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,416,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,416,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON KA Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,416,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,416,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,416,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Richard A. Kayne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,416,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,416,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,416,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common units of K-Sea Transportation Partners L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at One Town Center Boulevard, 17th Floor, East Brunswick, New Jersey 08816.

Item 2.	Identity and Background

This Schedule 13D is filed by (i) KA First Reserve, LLC, a Delaware limited liability company (“KA FR LLC”), (ii) FR KA Holdings LLC, a Delaware limited liability company (“FR KA Holdings”), (iii) First Reserve GP XI, L.P., a Delaware limited partnership (“FR GP LP”), (iv) First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”), (v) William E. Macaulay, a U.S. citizen, (vi) KA Fund Advisors, LLC, a Delaware limited liability company (“KAFA”), (vii) Kayne Anderson Capital Advisors, L.P., a California limited partnership (“KACALP”), (viii) Kayne Anderson Investment Management, Inc., a Nevada corporation (“KAIM”), (ix) KA Holdings, Inc., a California corporation (“KA Holdings”), and (x) Richard A. Kayne, a U.S. citizen (together with KA FR LLC, FR KA Holdings, FR GP LP, FR GP Inc., Mr. Macaulay, KAFA, KACALP, KAIM and KA Holdings, collectively, the “Reporting Persons”).

KA FR LLC directly owns all of the preferred units reported in Item 5. FR KA Holdings owns a majority of the membership interests in KA FR LLC and controls the board of managers of KA FR LLC. FR GP LP is the managing member of FR KA Holdings. FR GP Inc. is the general partner of FR GP LP. Mr. Macaulay is a director and has the right to appoint a majority of the board of directors of FR GP Inc.

KAFA is the managing member of KA FR LLC. KACALP is the managing member of KAFA. KAIM is the general partner of KACALP. KA Holdings is the sole stock holder of KAIM. Mr. Kayne owns a majority of the outstanding stock and is a director of KA Holdings.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the officers and, where applicable, members of the board of directors or management committee of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

The principal business and office address of each of Mr. Macaulay, FR GP LP, FR GP Inc. and FR KA Holdings is One Lafayette Place, Greenwich, CT 06830. The principal business and office address of each of Mr. Kayne, KAFA, KACALP, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

First Reserve is an alternative asset manager making equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. FR KA Holdings, FR GP LP and FR GP Inc. are each principally engaged in the business of managing investments in other companies engaged in various energy and energy related activities. Each of KA FR LLC, KAFA, KACALP was formed to make investments in energy-related midstream assets, including the Issuer, and to undertake activities related thereto.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration

On September 1, 2010, KA FR LLC entered into a Securities Purchase Agreement with the Issuer whereby KA FR LLC agreed to purchase 18,416,206 preferred units from the Issuer, which are convertible into 18,416,206 common units of the Issuer (the “Securities Purchase Agreement”).

On September 10, 2010, KA FR LLC acquired 15,653,775 preferred units from the Issuer for an aggregate cash consideration of $85,000,000 (the “First Transaction Closing”). On September 16, 2010, KA FR LLC acquired 2,762,431 preferred units from K-Sea for an aggregate cash consideration of $15,000,000 (the “Second Transaction Closing” and, together with the First Transaction Closing, the “Transaction”). All of the cash consideration consisted of working capital of KA FR LLC. As of the closing of the Acquisition, KA FR LLC owned 18,416,206 preferred units.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated herein by reference.

While the Reporting Persons acquired the preferred units for investment purposes, the Reporting Persons intend to continuously review their investment.

The Reporting Persons may engage from time to time in certain actions, including, without limitation, increasing or decreasing (through sales in the open market, public offerings, privately negotiated transactions, or in other transactions, including derivative transactions) their investment in the Issuer, including the acquisition or disposition of the preferred or common units of the Issuer. The preferred units owned of record by KA FR LLC are convertible from time to time and at any time into common units of the Issuer on a one-for-one basis at the direction of the Reporting Persons. The Issuer may convert the preferred units owned of record by KA FR LLC at any time after September 1, 2013 if the volume-weighted average trading price of the common units is in excess of 150% of their issue price for a 20-day period and the average daily trading volume of the units during such 20-day period exceeds 50,000 common units. In addition, the Reporting Persons expect to receive distributions-in-kind of additional preferred units in accordance with the terms of the Issuer Partnership Agreement, as described in Item 6 below.

The Issuer’s general partner, K-Sea General Partner L.P., is a Delaware limited partnership whose general partner is K-Sea General Partner GP LLC, a Delaware limited liability company (“K-Sea GP LLC”). K-Sea GP LLC has ultimate responsibility for managing the business of the Issuer. The affairs of the Issuer are managed by the board of directors of K-Sea GP LLC (the “Board”). Pursuant to the Director Designation Agreement described in item 6 below, the Reporting Persons have the right to designate a number of directors to the Board. Following the occurrence of the events described in item 6 under the description of the Director Designation Agreement, the Reporting Persons may have the right to designate directors constituting a majority of the directors on the Board. Except as set forth in this Schedule 13D (including under Item 6 below), the Reporting Persons, have no current intention of changing the present members of the Board or the management of the Issuer. Messrs. Gary D. Reaves II, James C. Baker and Kevin S. McCarthy, each employees of affiliates of one or more of the Reporting Persons, are members of the Board.

In exercising the right to designate directors of K-Sea GP LLC pursuant to the Director Designation Agreement described in item 6 below, and as direct and indirect owners of the Issuer, the Reporting Persons may influence the policies of the Issuer in respect of clauses (a)-(i) of this Item 4 of Schedule 13D. Except as set forth in this Schedule 13D (including Item 6 below), the Reporting Persons have no current intention of changing the policies of the Issuer in respect of clauses (a)-(i) of Item 4 of Schedule 13D.

Except as otherwise described in this Item 4, or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Listed Persons, as of the date of this Schedule 13D, has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the common units of the Issuer, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire common units of the Issuer, dispose of some or all of any common units of the Issuer held by the Reporting Persons or their affiliates (or other equity interests in the Issuer) or hold common units of the Issuer (and other equity interests) (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may engage in discussions with unitholders of the Issuer and other relevant parties or take other actions through their representatives on the Board or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, in each case, subject to the terms and conditions of the Issuer Partnership Agreement and any other agreements entered into between such Reporting Person(s) and the Issuer.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 2 and Item 4 is hereby incorporated herein by reference.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(a) and (b) The following disclosure is based on 19,127,411 common units outstanding as of September 20, 2010. See Schedule I for the information applicable to the Listed Persons.

KA FR LLC is the record and beneficial owner 18,416,206 preferred units, representing 49.1% of the outstanding common units on an as-converted basis. The preferred units owned of record by KA FR LLC are convertible from time to time and at any time into common units of the Issuer on a one-for-one basis at the direction of the Reporting Persons. The Issuer may convert the preferred units owned of record by KA FR LLC at any time after September 1, 2013 if the volume weighted average trading price of the common units is in excess of 150% of their issue price for a 20-day period and the average daily trading volume of the units during such 20-day period exceeds 50,000 common units. In addition, the Reporting Persons expect to receive distributions-in-kind of additional preferred units in accordance with the terms of the Issuer Partnership Agreement. The preferred units are entitled to receive quarterly cumulative distributions at an annual rate of 13.5% with payment in kind distributions through the quarter ended June 30, 2012 or, if earlier, when the Issuer resumes cash distributions on its common units.

Each of FR KA Holdings (as the majority member of FR KA LLC), FR GP LP (as the managing member of FR KA Holdings); FR GP Inc. (as the general partner of FR GP LP); Mr. Macaulay (as director and the controlling shareholder of FR GP XI Inc., KAFA (as the managing member of FR KA LLC), KACALP (as the managing member of KAFA); KAIM (as the general partner of KACALP); KA Holdings (as the sole shareholder of KAIM); and Mr. Kayne (as the majority owner of KA Holdings and as a director of KA Holdings) may be deemed to have or share beneficial ownership of the common units. The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

(c) Except as set forth elsewhere in this Schedule 13D, including without limitation Item 3, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the common units during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Items 2 or 5(a) or the Listed Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common units.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Director Designation Agreement

In accordance with the terms of the Securities Purchase Agreement, K-Sea GP LLC, KA FR LLC and certain other affiliates of the Issuer entered into the Director Designation Agreement (“Director Designation Agreement”), pursuant to which KA FR LLC is entitled to the following representation on the Board:

•	For so long as KA FR LLC and its affiliates own more than 33% of the outstanding common units of the Issuer, KA FR LLC will have the right to designate three directors to the Board.

•

For so long as KA FR LLC and its affiliates own more than 22% of the outstanding common units of the Issuer and up to 33% of the outstanding common units of the Issuer, KA FR LLC will have the right to designate two directors to the Board.

•

For so long as KA FR LLC and its affiliates own more than 11% of the outstanding common units of the Issuer and up to 22% of the outstanding common units of the Issuer, KA FR LLC will have the right to designate one director to the Board.

If KA FR LLC and its affiliates own 11% or less of the outstanding common units of the Issuer (on an as-converted basis), KA FR LLC will no longer have the right to designate directors to the Board. Ownership of outstanding common units of the Issuer includes the preferred units on an as-converted basis.

If, at any time after June 30, 2012, there is a “preferred distribution arrearage” outstanding for at least four consecutive quarters, then KA FR LLC and its affiliates will have the right for all times thereafter to designate directors constituting a mathematical majority of the directors on the Board. A “preferred distribution arrearage” means the excess, if any, of (a) the required distributions with respect to a preferred unit in a quarter over (b) the sum of all distributions with respect to a preferred unit in such quarter, as described in the Issuer Partnership Agreement.

Registration Rights Agreement

In accordance with the terms of the Securities Purchase Agreement, KA First Reserve LLC has entered into an agreement with the Issuer to provide the holders of preferred units and the common units issuable upon conversion thereof with customary registration rights. Pursuant to the registration rights agreement, the Issuer has agreed to, among other things, file a shelf registration statement for the resale of the common units into which the preferred units may convert as soon as practicable following receipt of written notice from KA FR LLC requesting the filing of such shelf registration statement. The Issuer has agreed to use reasonable best efforts to cause the shelf registration statement to be declared effective by the Securities Exchange Commission no later than 240 days after receipt of such notice from KA FR LLC.

Restrictions on General Partner’s Authority

In accordance with the terms of the Securities Purchase Agreement, the Limited Partnership Agreement of the Issuer (the “Issuer Partnership Agreement”) was amended, such that, among other modifications, for so long as KA FR LLC owns at least 50% of the units initially purchased, the general partner of the Issuer may not, without the consent of KA FR LLC, do any of the following:

•

cause or permit the Issuer to invest in, or dispose of, the equity securities or debt securities of any person or otherwise acquire or dispose of any interest in any person, to acquire or dispose of interest in any joint venture or partnership or any similar arrangement with any person, or to acquire or dispose of assets of any person, or to make any capital expenditure (other than maintenance capital expenditures), or to make any loan or advance to any person if the total consideration (including cash, equity issued and debt assumed) paid or payable, or received or receivable, by us exceeds $15.0 million in any one or series of related transactions or in the aggregate exceeds $50.0 million in any twelve-month period;

•

cause or permit the Issuer to incur, create or guarantee any indebtedness which exceeds (x) $75.0 million in any one or series of related transactions to the extent the proceeds of such financing are used to refinance existing indebtedness, or (y) $25.0 million in any twelve-month period to the extent such indebtedness increases our aggregate indebtedness;

•	authorize or permit the purchase, redemption or other acquisition of the Issuer’s securities (or any options, rights, warrants or appreciation rights relating to the Issuer’s securities);

•	select or dismiss, or enter into any employment agreement or amendment of any employment agreement of, the Issuer’s CEO or CFO;

•

enter into any agreement or effect any related-party transaction, other than any transaction in the ordinary course of business and determined by the Board of Directors of the general partner of the Issuer’s general partner to be on an arm’s length basis; or

•	cause or permit the Issuer to enter into any agreement or make any commitment to do any of the foregoing.

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, KA FR LLC and the Issuer have agreed to the following, each subject to certain limitations and exceptions set forth in more detail in the Securities Purchase Agreement:

•

None of KA FR LLC or any of its affiliates may acquire additional equity securities of the Issuer or take certain other actions in respect of the Issuer’s equity securities for a period of two years commencing on September 10, 2010.

•	The Issuer may not acquire or sell, or offer to acquire or sell, any common units of the Issuer for a period of 180 days commencing on September 10, 2010.

•	KA FR LLC may not sell or offer to sell any of the preferred units of the Issuer acquired in the Acquisition for a period of 180 days commencing on September 10, 2010.

•

KA FR LLC may not transfer the preferred units of the Issuer, or any common units into which the preferred units are converted, to any competitor or the Issuer or to any person, entity or “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) that will own more than 20% of the outstanding common units of the Issuer after such transfer, for a period of two years commencing on September 10, 2010.

In accordance with the terms of the Securities Purchase Agreement, KA FR LLC has also been granted the right to acquire a 35% interest in the entity that owns the incentive distribution rights of the Issuer. This right expires on September 10, 2011.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, each of the Securities Purchase Agreement, Issuer Partnership Agreement, Registration Rights Agreement and Director Designation Agreement as set forth in or incorporated into this Item 6 are qualified in their entirety by reference to the copies of each such agreement filed as an exhibit to this Schedule 13D, each of which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Fourth Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (attached as Exhibit 3.2 to the Issuer’s Annual Report on Form 10-K (File No. 001-31920) filed with the Commission on September 13, 2010 and incorporated herein in its entirety by reference).

Exhibit B	Securities Purchase Agreement, dated as of September 1, 2010, among K-Sea Transportation Partners L.P, K-Sea General Partner L.P. and KA First Reserve, LLC (attached as Exhibit 10.15 to the Issuer’s Annual Report on Form 10-K (File No. 001-31920) filed with the Commission on September 13, 2010 and incorporated herein in its entirety by reference).

Exhibit C	Registration Rights Agreement, dated as of September 10, 2010, by and between K-Sea Transportation Partners L.P. and KA First Reserve, LLC. (attached as Exhibit 10.16 to the Issuer’s Annual Report on Form 10-K (File No. 001-31920) filed with the Commission on September 13, 2010 and incorporated herein in its entirety by reference).

Exhibit D	Director Designation Agreement, dated as of September 10, 2010, by and among K-Sea Transportation Partners L.P., K-Sea General Partner GP LLC, K-Sea General Partner L.P., K-Sea Investors A L.P., K-Seas Investors B L.P., K-Sea Investors C L.P., the other members of K-Sea General Partner GP LLC signatory thereto and KA First Reserve, LLC. (attached as Exhibit 10.17 to the Issuer’s Annual Report on Form 10-K (File No. 001-31920) filed with the Commission on September 13, 2010 and incorporated herein in its entirety by reference).

Exhibit E	Joint Filing Statement (filed herewith).

[Signature Page Follows]

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: September 20, 2010

KA First Reserve, LLC

By:	KA Fund Advisors, LLC, its managing member

By:	/s/ James C. Baker
Name: James C. Baker
Title: Senior Managing Director

FR KA Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Gary Reaves
Name: Gary Reaves
Title: Vice President

First Reserve GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Gary Reaves
Name: Gary Reaves Title: Vice President

First Reserve GP XI, Inc.

By:	/s/ Gary Reaves
Name: Gary Reaves Title: Vice President

KA Fund Advisors, LLC

By:	Kayne Anderson Capital Advisors, L.P., its managing member

By:	/s/ David J. Shladovsky
Name: David J. Shladovsky Title: General Counsel

Kayne Anderson Capital Advisors, L.P.

By:	/s/ David J. Shladovsky
Name: David J. Shladovsky Title: General Counsel

Kayne Anderson Investment Management, Inc.

By:	/s/ David J. Shladovsky
Name: David J. Shladovsky Title: General Counsel

KA Holdings Inc.

By:	/s/ David J. Shladovsky
Name: David J. Shladovsky Title: General Counsel

Richard A. Kayne

/s/ Richard A. Kayne

William E. Macaulay

/s/ William E. Macaulay

SCHEDULE I

Board of Managers KA First Reserve, LLC

KA Fund Advisors LLC (Managing Member)

James C. Baker

Kevin McCarthy

Timothy H. Day

Michael G. France

Kenneth W. Moore

Board of Managers of FR KA Holdings LLC

First Reserve GP XI LP (Managing Member)

Board of Directors of First Reserve GP XI, Inc.

William E. Macaulay

Anne E. Gold

Jennifer C. Zarrilli

Officers of First Reserve GP XI, Inc.

William E. Macaulay
John A. Hill
Daniel Berg
Edward T. Bialas
William R. Brown
Timothy H. Day
Anastasia Deulina
Gary James DiElsi
Joseph R. Edwards
Cathleen M. Ellsworth
Michael G. France
Robert J. Gallagher Jr.
Francesco Giuliani
Anne E. Gold
Damien T.J. Harris
Neil J. Hartley
Will Honeybourne
Alex T. Krueger
Joel C. Lambert
Bing Feng Leng
Caitlyn A. MacDonald
Mark A. McComiskey
Kenneth W. Moore
John Hardy Murchison
Timothy K. O’Keeffe
Christopher Ortega
Christopher John Pietersen
Jeffrey K. Quake
Matthew S. Raben Esq.
Gary Duane Reaves II
Alexander R. Rogers
Daren R. Schneider
Alan G. Schwartz
Ryan Shockley
Dod E. Wales
Joshua R. Weiner
Gregg Westgate
Alexander D. Williams
Neil A. Wizel
Ryan N. Zafereo
Jennifer C. Zarrilli

Officers of Kayne Anderson Capital Advisors, L.P.

Richard A. Kayne

Robert V. Sinnott

David J. Shladovsky

A. Scott Keys

Board of Directors of Kayne Anderson Investment Management, Inc.

Richard A. Kayne

Howard Zelikow

Officers of Kayne Anderson Investment Management, Inc.

Richard A. Kayne

Robert V. Sinnott

David J. Shladovsky

A. Scott Keys

Board of Directors of KA Holdings, Inc.

Richard A. Kayne

John Anderson

Officers of KA Holdings, Inc.

Richard A. Kayne

Robert V. Sinnott

David J. Shladovsky

A. Scott Keys